May 20, 2019

Maria Maccecchini, Ph.D.
President and Chief Executive Officer
Annovis Bio, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

       Re: Annovis Bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 15, 2019
           CIK No. 0001477845

Dear Dr. Maccecchini:

       We have reviewed your draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 15, 2019

Index to Financial Statements, page F-1

1. We note the financial statements included in the draft registration statement are as of a date 135 days or more before the date the document was submitted. Based on your representation that at the time of the contemplated offering, you will be required to present the March 31, 2019 interim financial statements in the document, please update your disclosure to include these financial statements. We will not perform a detailed examination of the draft registration statement until you do so.
 Maria Maccecchini, Ph.D.
FirstName LastNameMaria Maccecchini, Ph.D.
Annovis Bio, Inc.
Comapany NameAnnovis Bio, Inc.
May 20, 2019
Page 2
May 20, 2019 Page 2
FirstName LastName
      You may contact Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at
202-551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Healthcare
& Insurance
cc:      John W. Kauffman